UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A/A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby amends its original Notification of Registration on Form N-8A (File No. 811- 22551) for the purpose of reflecting the change to its name, and in connection with such notification of registration submits the following information:

Name:	MainStay DefinedTerm Municipal Opportunities Fund
formerly known as MainStay DefinedTerm Municipal High Income Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

51 Madison Avenue

New York, New York 10010

Telephone Number: 212-576-7000

Name and Address of Agent for Service of Process:

J. Kevin Gao

New York Life Investment Management LLC

169 Lackawanna Avenue

Parsippany, NJ 07054

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Parsippany, State of New Jersey, on the 16th day of April, 2012.

MainStay DefinedTerm Municipal Opportunities Fund

By: /s/ Stephen P. Fisher

Stephen P. Fisher

President and Principal Executive Officer

Attest:

/s/ J. Kevin Gao

J. Kevin Gao

Secretary and Chief Legal Officer